EXHIBIT 12.1
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings:

Net income before taxes	$535,001	$1,465,979	$8,368,196	$12,389,968	$24,895,000

Add fixed charges	439,313	905,995	336,936	1,018,677	4,209,363
Less preference dividend adjusted for taxes	—	—	—	—	—

Less capitalized interest		(20,729)	(31,170)	(194,621)	(122,000)

Earnings available for fixed charges	974,314	2,351,245	8,673,962	13,214,024	28,982,363

	Years Ended December 31,
	2003	2004	2005	2006	2007
Fixed charges:

Interest Expense	439,313	558,504	142,409	794,446	3,832,605
Capitalized interest	—	20,729	31,170	194,621	122,000
Preference dividend adjusted for taxes @ 34%	—	—	—	—	—
Amortization of debt issue costs	—	326,762	163,357	29,610	254,758

Total fixed charges	439,313	905,995	336,936	1,018,677	4,209,363

Earnings to fixed charges	2.2	2.6	25.7	13.0	6.9